

ATCO
G R O U P

Corporate Office



04045175

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

September 7, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed September 7, 2004 for symbol CU
- Corporation's Form 1, filed September 7, 2004 for symbol CU.X
- Corporation's Form 1, filed September 7, 2004 for symbol CU.PR.T
- Corporations' Form 1, filed September 7, 2004 for symbol CU.PR.V
- Corporation's Form 1, filed September 7, 2004 for symbol CU.PR.D
- Corporation's Form 1, filed September 7, 2004 for symbol CU.PR.A
- Corporation's Form 1, filed September 7, 2004 for symbol CU.PR.B
- Insider Report, filed September 7, 2004 relating to a Normal Course Issuer Bid

PROCESSED

SEP 2 9 2004

THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Leslie Lawson
Corporate Secretarial Administrator

Encl.

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

Form 1 Submission - Change in Issued and Outstanding Securities   **FILE NO. 82-34744**

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :   41,149,268   As at :   08/01/2004

Effect on Issued & Outstanding Securities

Stock Option Plan	13,450
Other Issuances and Cancellations	-17,200

Issued & Outstanding Closing Balance :   41,145,518

Stock Option Plan

Stock Options Outstanding Opening Balance: 895,500   As at :   08/01/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/01/2004	N	3,000			
08/31/2004	N		13,450		
08/31/2004	N			1,050	
Totals		3,000	13,450	1,050	0

Stock Options Outstanding Closing Balance: 884,000   As at :   08/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2004	Issuer Bid	-17,200
Totals		-17,200

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/07/2004 13:44:28
Last Updated:	09/07/2004 13:42:32

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance : 22,192,117 As at : 08/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations 0

Issued & Outstanding Closing Balance : 22,192,117

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/07/2004 13:44:58
Last Updated:	09/07/2004 13:44:51

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	08/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	2,277,675

Other Issuances and Cancellations

Effective Date

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Canadian Utilities Limited
Symbol :   CU.PR.V
Reporting Period: 08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	08/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Leslie Ann Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 09/07/2004 13:46:26
Last Updated: 09/07/2004 13:46:13

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :   635,700   As at :   08/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   635,700

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/07/2004 13:47:00
Last Updated:	09/07/2004 13:46:54

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Canadian Utilities Limited
Symbol :   CU.PR.A
Reporting Period: 08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :   6,000,000   As at :   08/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Leslie Ann Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 09/07/2004 13:47:33
Last Updated: 09/07/2004 13:47:23

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Canadian Utilities Limited
Symbol :   CU.PR.B
Reporting Period: 08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	08/01/2004

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	09/07/2004 13:48:06
Last Updated:	09/07/2004 13:47:58

Insider transaction detail - View details for insider

2004-09-07 10:24 ET

Transactions sorted by : Insider
Insider company name : Canadian Utilities Limited (Starts with)
Filing date range : September 1, 2004 - September 7, 2004

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, A'' - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: Canadian Utilities Limited

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class A

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
314273	2004-08-06	2004-09-07	Direct Ownership	38 - Redemption, retraction, cancellation, repurchase	+4,300	53.5900	4,300						

-1-

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
314274	2004-08-06	2004-09-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,300			0					
314276	2004-08-13	2004-09-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,300	53.5900	4,300						
314277	2004-08-13	2004-09-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,300			0					
314278	2004-08-20	2004-09-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+3,300	53.9100	3,300						
314280	2004-08-20	2004-09-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,300			0					
314281	2004-08-27	2004-09-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,300	55.3200	5,300						
314282	2004-08-27	2004-09-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,300			0					